United States securities and exchange commission logo





                              August 13, 2021

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corporation
       477 Madison
       Avenue, 6th Floor
       New York, NY 10022

                                                        Re: Venus Acquisition
Corp
                                                            Registration
Statement on Form S-4
                                                            Filed June 29, 2021
                                                            File No. 333-257518

       Dear Mr. Liu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed June 29, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that VIYI Algorithm Inc.is not a
                                                        Chinese operating
company but a Cayman Islands holding company with operations conducted by its
subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in
China and that this structure involves unique risks to investors.
                                                        Explain whether the VIE
structure is used to replicate foreign investment in Chinese-
                                                        based companies where
Chinese law prohibits direct foreign investment in the operating companies, and disclose
that investors may never directly hold equity interests in the
                                                        Chinese operating
company. Your disclosure should acknowledge that Chinese regulatory authorities could
disallow this structure, which would likely result in a material change in
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Venus Acquisition CorporationLiu
Comapany
August 13, NameVenus
           2021        Acquisition Corporation
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         VIYI's operations and/or value of VIYI's ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-
         reference to your detailed discussion of risks facing VIYI and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of VIYI's operations in China. Your disclosure should make clear whether these risks could result in a material change in VIYI's operations and/or the value of VIYI's ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to the use of variable interest entities and data security or anti-monopoly concerns,
         has or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are receiving their interest.
4. We note that you identify WiMi Hologram Cloud Inc. as the majority shareholder of
         VIYI. Please revise the cover page to disclose the percentage of the combined company's voting power that WiMi will control. Additionally, please clarify
         whether you expect the combined company to be a "controlled company" under the
         Nasdaq rules as a result of WiMi's ownership interest. To the extent you will be a
         "controlled company," please revise here and elsewhere to discuss this status and the exemptions available to you as a "controlled company." Additionally, revise the risk factors section to discuss any resulting risks to the company or its shareholders.
Questions and Answers about the Business Combination and the Extraordinary General Meeting, page 1

5. Earlier you disclose that the Sponsor and Ladenburg Thalmann & Co Inc., which own in the aggregate approximately 23.97% of Venus ordinary shares as of the record date, have agreed to vote their Venus ordinary shares in favor of the business combination proposal.
         Furthermore, we note that the business combination proposal only requires the affirmative vote of the holders of a majority of the then outstanding ordinary shares of Venus that are present and voted at the meeting. Please disclose both the percentage of remaining shares needed to vote for the business combination proposal if: (i) all of Venus' outstanding shares voted; and (ii) only a quorum of Venus' shares are present. Yanming Liu
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Comapany
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6. Here or elsewhere, please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
7. Please add a Q&A addressing what happens to a public shareholder's Venus Rights and
         Venus Warrants if the shareholder elects to redeem its Venus ordinary shares. To the extent Venus Warrants may be retained by redeeming shareholders, please also quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Will I experience dilution as a result of the Business Combination?, page 6

8. Here or elsewhere, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders at each of the redemption levels detailed in your filing, including any needed assumptions. Also, revise your tabular redemption scenarios to reflect the deferred underwriting fee on a percentage basis for non-redeeming shares at each redemption level.
Will holders of Venus' ordinary shares, Rights or Warrants be subject to U.S. federal income tax...?, page 8

9. We note that you are registering the shares being issued to the VIYI shareholders;
         however, the focus of your tax discussion is on the material tax considerations to Venus'
         shareholders. Please expand your disclosure throughout to address the material tax considerations to VIYI shareholders who receive shares being registered on this registration statement.
Summary of the Proxy Statement/Prospectus, page 10

10. Disclose clearly that VIYI uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of VIYI's corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control
         that results in consolidation of the VIE   s operations and financial
results into your
         financial statements. Identify clearly the entity in which investors are receiving their interest and the entities in which VIYI's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the
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           2021        Acquisition Corporation
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         company may face enforcing these contractual agreements due to uncertainties under
         Chinese law and jurisdictional limits.
11. Also, please ensure the diagram clearly presents the ownership percentages of the different securityholder groups, such as the Sponsor, WiMi Hologram Cloud Inc. (the controlling shareholder of VIYI) and the Venus public shareholders, assuming no redemption and maximum redemption scenarios.
12. In your summary of risk factors, disclose the risks that VIYI's corporate structure and
         being based in or having the majority of the company   s operations in
China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of
         VIYI's ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
13. Disclose each permission that VIYI, its subsidiaries or its VIEs are required to obtain from
         Chinese authorities to operate and issue these securities to foreign investors. State whether VIYI, its subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIE
s operations, and
         state affirmatively whether VIYI has received all requisite permissions and whether any permissions have been denied.
14. Provide a clear description of how cash is transferred through VIYI's organization.
         Disclose VIYI's intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and VIYI's ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
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           2021        Acquisition Corporation
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15. We note that the consolidated VIEs constitute a material part of VIYI's consolidated financial statements. Please provide in tabular form condensed consolidating schedule -
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
16. Disclose that trading in VIYI's securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate VIYI's auditor, and that as a result an exchange may determine to delist VIYI's securities. If the PCAOB has been or is currently unable to inspect VIYI's auditor, revise your disclosure to so state.
Post-Business Combination Structure and Impact on the Public Float, page 12

17. Please revise to further disaggregate the post-business combination percentage ownership in of Venus by the various stakeholders, such as Venus' public shareholders, Venus' initial shareholders, VIYI shareholders and the PIPE investors if such a transaction is entered into. Present this ownership under various scenarios ranging from no redemption to maximum redemption and ensure that these percentages include all equity securities that these shareholders have the right to acquire within 60 days. Backstop Agreement, page 13

18. We note that you entered into a backstop agreement that contemplates a potential PIPE.
         Please revise to identify the backstop investor and highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.
Disclose if the SPAC   s
         sponsors, directors, officers or their affiliates will participate in the private placement.
Risk Factors, page 22

19. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of VIYI's VIE structure do not comply with
         PRC regulations, or if these regulations change or are interpreted differently in the future,
         VIYI's shares may decline in value or become worthless if you are unable to assert VIYI's contractual control rights over the assets of VIYI's PRC subsidiaries that conduct all or substantially all of VIYI's operations.
20.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         VIYI's business, please revise to separately highlight the risk that the Chinese government may intervene or influence VIYI's operations at any time, which could result in a material change in VIYI's operations and/or the value of VIYI's ordinary shares. Also, given
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         recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
21. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts VIYI's business and this offering and to what extent you believe that VIYI is compliant with the regulations or policies that have been issued by the CAC to date.
Venus' officers and directors will allocate their time to other businesses thereby causing conflicts of interest..., page 49

22. You disclose here that Venus' officers and directors may have conflicts arising from their other business activities. Please revise here or elsewhere so that the conflicts of interest discussion highlights any material interests in the transaction held by the sponsor and the
         company   s officers and directors. This could include fiduciary or
contractual obligations
         to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Our Sponsor, officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses..., page 51

23. We note that your Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on
         Venus   s behalf, such as identifying potential target businesses and performing due
         diligence on suitable business combinations. Please revise here or elsewhere to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
         the company   s officers and directors, if material.
Risk Factors Relating to the Business Combination, page 52

24. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Background of the Business Combination
Fairness Opinion, page 73
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Venus Acquisition CorporationLiu
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           2021        Acquisition Corporation
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25. You disclose that King Kee provided a fairness opinion to Venus management. Please revise to provide all of the disclosure required by Item 1015(b) of Regulation M-A. See
         Item 4(b) of Form S-4. Additionally, please ensure you clearly describe the reason the fairness opinion was obtained and explain the scope of the opinion. Lastly, we note that
         King Kee based its opinion on financial projections prepared by the management of
         VIYI. Please disclose the projections in the filing, as well as key assumptions made by the financial advisor in formulating its opinion, especially with respect to any valuation analysis that might be dependent upon financial projections
Business of VIYI, page 87

26. Here or elsewhere, please disclose VIYI's number of customers as of the end of each period presented in the financial statements. Additionally, disclosure on page F-68 indicates that a limited number of customers have accounted for a material portion of
         VIYI's revenues in recent periods. Please revise to identify these customers and disclose the material terms of your material agreement with these customers. Additionally, please revise to include a risk factor discussing risks to VIYI resulting from this customer concentration.
27. On page F-68, you also disclose that four vendors accounted for 31.4%, 17.3%, 12.6%
         and 12.2% of VIYI's total purchases for the year ended December 31, 2020. Please revise here to provide a summary of VIYI's relationship with these vendors, including a discussion of the material terms of VIYI's material agreements with these vendors.
         Additionally, please file VIYI's agreement with the vendor that accounted for 31.4% of
         VIYI's 2020 purchases. See Item 601(b)(10)(ii)(B) of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations of
VIYI, page 104

28. Please tell us what consideration was given in quantifying and discussing operating metrics or other key performance indicators related to renewal or retention rates and the number of new and existing customers at the end of each period presented. To the extent material, discuss any known trends related to these measures. Refer to
Item 303(a) of
         Regulation S-K and Section III.B of SEC Release No. 33-8350.
Liquidity and Capital Resources, page 116

29.      Please disclose:

                Material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.

                The restrictions on foreign exchange and your ability to transfer cash between
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              entities, across borders, and to U.S. investors.
Business of Venus
Redemption Rights, page 131

30. You disclose that Venus' sponsor, officers and directors have entered into a letter agreement with Venus, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the Business Combination. Please revise
         to describe any consideration provided in exchange for this agreement.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Venus
Critical Accounting Policies, page 137

31. We note your disclosures do not discuss any equity incentive plans. Please tell us if there will be an equity incentive plan in the future or upon the reverse merger. In addition, please describe the accounting implications of VIYI's employees continuing to hold equity awards in your former parent.
Pro Forma Combined Statement of Operations, page 146

32. Please tell us what consideration was given to provide interim pro forma financial statements of VIYI. Refer to Article 11 of Regulation S-X. Since you have filed a Form
         S-4, the age of the pro forma information must be determined by reference to Rule 3-12 of
         Regulation S-X.
Security Ownership of Certain Beneficial Owners and Management Prior to the Business
Combination, page 157

33. Please revise to disclose the beneficial ownership of VIYI prior to the business combination.
Certain Transactions
Certain Transactions of VIYI, page 172

34. Please revise to provide disclosure responsive to Item 404 of Regulation S-K or explain why this is not required.
Note 1 - Nature of business and organization , page F-39

35. Please revise to include a description of the recognized and unrecognized revenue-
         producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-
         5A.d.
Note 2     Summary of significant accounting policies
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Revenue recognition, page F-48

36. Please tell us what consideration was given to further disaggregating revenue by timing of transfer of goods or services or sales channels. Refer to ASC 606-10-55-90 and 55-91. In addition, please provide a more detailed disaggregation of your revenue to match each revenue stream outlined in your revenue recognition policy footnote. Notes to Consolidated Financial Statements
Note 3 Variable interest entity ("VIE"), page F-56

37. Please revise to disclose any risk and uncertainty in the contractual agreements being legal and enforceable. Disclose the outcome if those contracts are not enforceable (e.g., de-
         consolidation of the VIE). The disclosure should clearly describe how the de-
         consolidation would affect the financial statements.
Note 4 - Business combination , page F-58

38. We note that you have not provided audited historical financial statements or pro forma financial information for your acquisition of Fe-da Electronics Company Pte Ltd. Please provide us with the significance tests and explain why you have not provided this information under Rule 3-05 and Article 11 of Regulation S- X. If required, those audited financial statements must be included in the next amendment.
General

39. We note that you are currently a domestic filer. We also note that disclosure on page 53 suggests that the combined company will be a "foreign private issuer" that will file its annual report on Form 20-F. Please revise to clarify that you are currently domestic filer and explain when you will be able to reassess your filer status and potentially be eligible to qualify and report as a "foreign private issuer" (i.e., the last business day of your next second fiscal quarter). Additionally, include a brief explanation of "foreign private issuer"
         status. Lastly, as you are currently a domestic filer, please revise to provide revise to provide all of the disclosure required by Form S-4 and Regulation S-K for domestic filers, such as the executive compensation disclosure for VIYI required by
Item 402 of
         Regulation S-K (as opposed to aggregate compensation disclosure that is permitted for certain "foreign private issuers").
40. The filing references Annexes A-C. Please include these annexes with your amendment.
         Additionally, please include your form of proxy with your next amendment.
41. The explanatory note indicates that this proxy/registration statement contains two forms of prospectus: (1) a public offering prospectus to be used for the issuance of ordinary shares of Venus to VIYI shareholders in connection with the business combination; and (2) a selling stockholder resale prospectus to be used in connection with the potential resale by
         VIYI shareholders who will be affiliates of the post-business combination company.
         However, we were unable to locate the separate prospectus sections discussed in the
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Venus Acquisition Corporation
August 13, 2021
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      explanatory note. Please revise to include these sections or advise.
42.   You disclose on page F-70 that VIYI   s management believes that the
variable interest
      entity structure is in compliance with existing PRC laws and regulations. Please revise here or elsewhere to state whether you have obtained or will be obtaining an opinion from
      PRC counsel opining on whether VIYI's ownership structure and contractual agreements with VIYI's VIE comply with PRC law. If not, please state as much and disclose the basis for your belief that VIYI's structure complies with PRC law.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameYanming Liu
                                                            Division of
Corporation Finance
Comapany NameVenus Acquisition Corporation
                                                            Office of
Technology
August 13, 2021 Page 10
cc:       Brian C. Daughney, Esq.
FirstName LastName